InfantTech

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1016 ICB Chking-9127(Manufaturing)	3,479.49
1017 ICB CD	125,708.42
1020 BSB Checking (424)	3,035.43
1021 BSB Money Market (880)	44,805.67
1022 PayPal Bank (deleted-1)	633.36
Total Bank Accounts	**$177,662.37**
Other Current Assets	
1210 Inventory Asset	133,976.59
1211 Landed Costs	0.00
1220 Prepaid expense	0.00
1221 Prepaid PO	64,093.56
1222 Loan Fees - Shopify	3,310.87
1223 Prepaid Insurance	4,242.71
1224 Prepaid Legal	0.00
1225 Prepaid Interest	0.00
1226 Loan Fees - SBA 7A	13,961.16
Total 1220 Prepaid expense	**85,608.30**
1320 Amazon Clearing Account	
1320.1 Amazon Carried Balances	0.00
1320.3 Amazon Pending Balances	0.00
1320.4 Amazon Reserved Balances	0.00
Total 1320 Amazon Clearing Account	**0.00**
1330 PayPal Clearing Account	0.00
1340 Shopify Clearing Accounts	
1340.1 Shopify Carried Balances	3,373.61
1340.2 Shopify Clearing Account	0.00
1340.3 Shopify Pending Balances	3,016.52
1340.4 Shopify_Installments (Affirm) Clearing Account	0.00
Total 1340 Shopify Clearing Accounts	**6,390.13**
1360 Amazon Pay Clearing Account	0.00
x100 Warranty Receivable	0.00
x107 Uncategorized Asset	0.00
x109 Undeposited Funds	0.00
Total Other Current Assets	**$225,975.02**
Total Current Assets	**$403,637.39**
Fixed Assets	
1500 Furniture and Equipment	5,925.00
1500.1 Accum. Depr. - Furn. & Fixt.	-5,925.00
Total 1500 Furniture and Equipment	**0.00**
1510 Automobile	7,430.00

	TOTAL
1510.1 Accum. Depr. - Automobile	-7,430.00
Total 1510 Automobile	**0.00**
Total Fixed Assets	**$0.00**
Other Assets	
1700 Trademarks/Patents	54,720.00
1710 Accum. Amort. - Patents	-29,096.00
1720 BreatheBuddy	25,000.00
Total Other Assets	**$50,624.00**
TOTAL ASSETS	**$454,261.39**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	131,523.92
2350 Income Tax Payable	0.00
Total Accounts Payable	**$131,523.92**
Credit Cards	
2355 Capital One Sparks (6264)	39,519.05
2356 Capital One Venture (5131)	10,425.52
Total Credit Cards	**$49,944.57**
Other Current Liabilities	
2051 CalSavers Retirement	0.00
2052 Insurance Payable	3,206.07
2053 Accrued Interest Payable	8,372.58
2160 ICB-LOC 5514	124,850.63
2200 Due to InfantTech Care	85.20
2300 Sales Tax Payable	3,566.75
2340 Loan Payable-Michael Debusk	106,000.00
2341 Loan Payable - Jose Bazua	0.00
2362 Loan Payable - Shopify Capital 2023	28,779.08
2363 Loan Payable - OnDeck	20,361.32
2364 SBA 7 A Loan - Celtic Bank	147,999.21
2401 Warranty Service Payable	-344.55
2402 Shopify Gift Card Liabilities	1,080.11
2404 Shopify Ecomm Tax Liability	0.00
2405 State Board of Equalization Payable	0.00
x105 Sales Tax Payable	0.00
Total 2405 State Board of Equalization Payable	**0.00**
x110 OOS Agency Payable	0.00
Total Other Current Liabilities	**$443,956.40**
Total Current Liabilities	**$625,424.89**
Long-Term Liabilities	
2550 Shareholder's Loan- LE	160,258.29

	TOTAL
2560 Shareholder's Loan- RLT	28,625.00
2570 Loan Payable - SBA EIDL	20,012.76
Total Long-Term Liabilities	**$208,896.05**
Total Liabilities	**$834,320.94**
Equity	
3100 Common Stock	974,238.96
3150 Preferred Stock	0.00
3200 Retained Earnings	-1,049,872.31
3300 Opening Balance Equity	0.00
Net Income	-304,426.20
Total Equity	**$ -380,059.55**
TOTAL LIABILITIES AND EQUITY	**$454,261.39**